Exhibit (a)(5)(F)

News Release

Astex Pharmaceuticals Issues Open Letter to Stockholders Regarding Otsuka Transaction

Astex Board of Directors Corrects the Record Regarding Recent Mischaracterizations

Urges Stockholders to Tender Shares into Otsuka Offer

DUBLIN, Calif., October 2, 2013 — The Board of Directors of Astex Pharmaceuticals, Inc. (NASDAQ: ASTX) (the “Company”), a pharmaceutical company dedicated to the discovery and development of novel small molecule therapeutics, today issued a letter to Astex stockholders addressing recent mischaracterizations of the pending acquisition of the Company by Otsuka Pharmaceutical Co., Ltd. (“Otsuka”).  The full text of the letter follows:

October 2, 2013

Dear Fellow Stockholder,

A number of misstatements and falsehoods have recently been circulated regarding the current tender offer from Otsuka to acquire Astex.  Our public statements and SEC filings have been consistent as to the thoroughness of the sale process and the resulting merger agreement. The purpose of this letter is to set the record straight.

To understand why we, the Astex Board of Directors, have unanimously determined that the Otsuka transaction is in the best interest of Astex stockholders, consider the following:

•                  The Otsuka transaction is the culmination of a comprehensive process to maximize value for Astex stockholders.  As part of that process, 33 pharmaceutical companies worldwide were contacted to gauge their interest in exploring a potential strategic transaction with Astex.  All companies contacted were given an equal opportunity to participate in the process.  Of the 33 companies contacted, only five, including Otsuka, executed non-disclosure agreements that contained customary terms, enabling them to conduct detailed due diligence on confidential information related to, amongst other things, the Company’s pipeline of products, financial condition and capital structure. Otsuka was the only company to submit a final proposal to acquire the Company.

•                  Since the agreement with Otsuka was announced on September 5, 2013, no third parties have approached Astex with an interest to acquire the Company.

•                  Astex’s Board carefully considered not only the new, preliminary and interim results of the SGI-110 trials but also the potential future economic risks and benefits of its products in development. On August 28, 2013, the Company issued a press release announcing preliminary top-line results of the SGI-110 AML Phase 2 clinical trial, prior to considering final bids for the acquisition of the Company.  Otsuka was provided with access to these results as part of the auction process.  In assessing the valuation of Astex, the Board took into account not only the preliminary results that were announced on August 28, 2013, but also the potential future economic risks and benefits of SGI-110 and the other pipeline products, as outlined in Astex’s Schedule 14D-9.

•                  Astex negotiated with Otsuka to achieve a higher offer.  Otsuka originally indicated that it would offer $7.75 per share for each outstanding share of Astex.  The Astex Board, as part of its thorough process, rejected the initial offer, and based on, among other things, the preliminary SGI-110 clinical trial results, negotiated to a final offer of $8.50 in cash per share.

•                  Astex believes Otsuka’s cash offer provides stockholders with immediate and significant value. Otsuka’s offer of $8.50 per share in cash represents 52%, 89%, 84% and 181% premiums to the closing trading prices for the 30 days, 60 days, 90 days and one year prior, respectively, to September 3, 2013, the last trading day before the Board approved the Otsuka transaction.

•                  The proposed transaction with Otsuka eliminates the need for issuance of significant dilutive equity capital in the future to fund development programs.  In order to fund existing development programs, such as SGI-110, as well as other discovery and development programs, Astex will need extensive financing.  If the Company remains independent, this will require issuance of significant amounts of equity capital that would be dilutive to existing stockholders. The transaction with Otsuka removes the need for the Company to issue dilutive equity capital and will immediately deliver cash to stockholders, at a significant premium, with no value risk and no future dilution risk.

•                  Otsuka has not discussed specific employment terms or roles with Astex management.  Although Otsuka indicated that it expects there to be continuity in management following the consummation of the acquisition, neither Otsuka nor Astex has conditioned the transaction on employee retention nor has Otsuka or anyone in Astex management discussed concrete employment arrangements.

•                  Astex proactively released the only remaining standstill provisions with a third party.  This third party, referred to as “Company B” in Astex’s Schedule 14D-9, had submitted a preliminary indication of interest  to acquire Astex for $6.00 to $7.00 per share, but terminated its pursuit of an acquisition because it was unwilling to support an offer price in the range it initially indicated.  Although there can be no assurances, we do not anticipate that Company B will renew its interest in acquiring Astex, even after the release of the standstill provisions.

•                  If more than 50% of stockholders do not tender their shares by the scheduled expiration date of October 10, 2013, it would impose substantial additional risk that Otsuka could ultimately walk away from the transaction.  If Otsuka were to do so, Astex shares could retreat to pre-tender offer values substantially below $8.50 per share. The Astex Board believes that it is in the best interests of stockholders to tender into the offer prior to its scheduled expiration so as not to jeopardize Otsuka’s current offer price of $8.50 per share.

We thoroughly examined the Otsuka offer, firmly believe that it is in the best interests of Astex stockholders, and unanimously recommend that stockholders tender their shares pursuant to the tender offer.

If you have any questions or need assistance tendering your shares, please contact Innisfree M&A by calling toll-free at (877) 825-8971 or by calling collect at (212) 750-5833.

Thank you for your continued support.

Sincerely,

Astex Board of Directors

Jefferies LLC is acting as exclusive financial advisor to Astex and Wilson Sonsini Goodrich & Rosati P.C. is serving as Astex’s legal counsel. Goldman Sachs is acting as exclusive financial advisor to Otsuka; Skadden, Arps, Slate, Meagher & Flom LLP is serving as Otsuka’s legal counsel.

For more information, please see Astex’s SC 14D-9, which was filed with the Securities and Exchange Commission (“SEC”) on September 13, 2013, and subsequent amendments.  Astex urges all stockholders to review the Company’s filings and other materials as they contain important detailed information about the merger agreement and the reasons why Astex’s Board approved the merger agreement.

About Astex Pharmaceuticals

Astex Pharmaceuticals is dedicated to the discovery and development of novel small molecule therapeutics with a focus on oncology. The Company is developing a proprietary pipeline of novel therapies and is creating de-risked products for partnership with leading pharmaceutical companies. Astex Pharmaceuticals developed DACOGEN® (decitabine) for Injection and receives significant royalties on global sales. For more information about Astex Pharmaceuticals, Inc., please visit http://www.astx.com.

Additional Information and Where to Find It

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Astex pursuant to the tender offer by Autumn Acquisition Corporation (“Acquisition Sub”), a wholly-owned subsidiary of Otsuka, or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which has been filed with the U.S. Securities and Exchange Commission (“SEC”) by Otsuka and Acquisition Sub. In addition, Astex has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Astex’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Acquisition Sub’s tender offer because they contain important information, including the terms and conditions of the offer. Astex’s stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov.

Forward Looking Statements

This release contains certain statements which constitute forward-looking statements. These forward-looking statements include statements regarding the Astex Board’s expectations about the future economic benefits of products in development, the risks associated with continuing as a standalone public company, potential employment arrangements with Astex management following the consummation of the transaction, the interest of other companies in pursuing an acquisition of Astex, the risks associated with any extension of Otsuka’s tender offer, the effect on Astex if Otsuka fails to consummate the transaction, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as Astex’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all.

CONTACTS:

Timothy L. Enns

Astex Pharmaceuticals, Inc.

Senior Vice President

Corporate Communications & Marketing

Tel: +1 (925) 560-2810

E-mail: tim.enns@astx.com

Susanna Chau

Astex Pharmaceuticals, Inc.

Manager

Investor Relations

Tel: +1 (925) 560-2845

E-mail: susanna.chau@astx.com

Michael Freitag

Joele Frank, Wilkinson Brimmer Katcher

Tel: +1 (212) 355-4449

Investors:

Alan Roemer

The Trout Group

Managing Director

Tel:  +1 (646) 378-2945

E-mail: aroemer@troutgroup.com

Media:

Tony Russo, Ph.D.

Russo Partners, LLC

Chairman and CEO

Tel:  +1 (212) 845 4251

Email: tony.russo@russopartnersllc.com